Filed Pursuant to Rule 424(b)(3)

Registration No. 333-290598

PROSPECTUS SUPPLEMENT

(to Prospectus dated December 23, 2025)

232,956 American Depositary Shares representing

116,478,000

Ordinary Shares

Kazia Therapeutics Limited

This prospectus supplement is being filed to update and supplement the information contained in the prospectus dated December 23, 2025 (the “Prospectus”), which forms a part of our Registration Statement on Form F-1 (Registration No. 333-290598), as amended, with the information contained in our current report on Form 6-K, furnished to the Securities and Exchange Commission on June 2, 2026 (the “June 2, 2026 Form 6-K”). Accordingly, we have attached the June 2, 2026 Form 6-K to this prospectus supplement.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

The ADSs are listed on The Nasdaq Capital Market (“Nasdaq”) under the symbol “KZIA.” On June 1, 2026, the last reported sale price of the ADSs on Nasdaq was $12.56 per ADS.

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 9 of the Prospectus and the “Risk Factors” in “Item 3. Key Information-D. Risk Factors” of our most recent Annual Report on Form 20-F, which is incorporated by reference in the Prospectus, as well as in any other recently filed reports and, if any, in any applicable prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the Prospectus or this prospectus supplement. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is June 2, 2026

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of June 2026

Commission File Number: 000-29962

Kazia Therapeutics Limited.

(Exact Name of Registrant as Specified in Its Charter)

Three International Towers Level 24 300 Barangaroo Avenue Sydney NSW 2000

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Appointment of Chief Financial Officer

This report on Form 6-K (the “Report”) contains information regarding the appointment of a new executive officer of Kazia Therapeutics Limited (the “Company”). On June 2, 2026, the Company announced the appointment of James Levine as Chief Financial Officer, effective June 1, 2026.

In connection with Mr. Levine’s appointment, the Company’s subsidiary, Kazia Therapeutics, Inc., entered into an employment letter agreement with Mr. Levine, effective June 1, 2026 (the “Employment Agreement”). Mr. Levine will receive an annual base salary of US$475,000, is eligible for an annual target bonus of 40% of his annual base salary (prorated for 2026), and, subject to Board approval, will be granted options over 200,000 American Depositary Shares (“ADSs”). One-third of the ADS options will vest upon commencement of employment, with the remaining two-thirds vesting in equal yearly installments thereafter. Mr. Levine will forfeit all options upon a voluntary departure prior to the completion of one year of employment.

Mr. Levine’s employment is on an at-will basis. In the event of a termination without Cause or resignation for Good Reason (each as defined in the Employment Agreement) in connection with a Change in Control (as defined in the Employment Agreement), Mr. Levine is entitled to (i) severance pay equal to 12 months of base salary, (ii) a pro-rata bonus for the year of termination, and (iii) continued health care coverage under COBRA for up to 6 months. In the event of a termination without Cause or resignation for Good Reason other than in connection with a Change in Control, Mr. Levine is entitled to (i) severance pay equal to a maximum of 6 months of base salary (subject to mitigation), (ii) a pro-rata bonus for the year of termination, and (iii) continued health care coverage under COBRA for up to 6 months. Receipt of severance benefits is conditioned upon Mr. Levine’s compliance with the confidentiality and proprietary information agreements, as well as his delivery of an effective general release of claims within 30 days following termination.

The Employment Agreement also contains customary provisions regarding confidentiality, assignment of inventions, and a 12-month post-termination non-solicitation covenant.

The foregoing summary of the Employment Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Agreement, which is filed as Exhibit 10.1 to this Report and is incorporated herein by reference.

Press Release

The Company is furnishing with this Report on Form 6-K a press release announcing the appointment of Mr. Levine, dated June 2, 2026, as Exhibit 99.1.

Incorporation by Reference

The Company hereby incorporates by reference the information contained herein, including Exhibits 10.1 and 99.1, except for the quotes of Dr. John Friend, Chief Executive Officer of the Company, contained in Exhibit 99.1, into the Company’s registration statements on Form F-3 (File Nos. 333-276091, 333-281937 and 333-294392).

1

EXHIBIT INDEX

The following exhibits are furnished as part of this Form 6-K:

Exhibit	Description
10.1	Employment Agreement, dated as of June 1, 2026, by and between Kazia Therapeutics, Inc. and James Levine.
99.1	Press Release dated June 2, 2026.

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kazia Therapeutics Limited.

	By:	/s/ John Friend
	Name:	John Friend
	Title:	Chief Executive Officer

Date: June 2, 2026

3

Exhibit 10.1

June 1, 2026

James Levine

San Diego, CA

Dear James,

Offer of Employment with Kazia Therapeutics

On behalf of Kazia Therapeutics, Inc, I am pleased to offer you the position of Chief Financial Officer. We look forward to welcoming you as a colleague.

The terms of the position are as set forth below.

Position

Particulars. Your position, place of work, and commencement date will be as described in Attachment 1 of this letter.

Employer. Your employer will be Kazia Therapeutics, Inc (the “Company”), a Delaware company. Kazia reserves the right to assign your employment to other corporate entities within its group at its sole discretion.

Obligation to Best Efforts. You agree that you will, at all times, loyally and conscientiously perform all the duties and obligations associated with this role to the best of your ability and experience, and to the reasonable satisfaction of the Company.

Outside Activities; Non-Interference; Conflicts of Interest

During the term of your employment, you agree to devote your business time, attention, skill, and efforts to the business of the Company. All benefits, profits, results, and work product arising from or incident to your services shall belong exclusively to the Company. Except as expressly disclosed herein or approved in advance in writing by the Chief Executive Officer, you shall not render commercial or professional services of any nature to any other person or organization, whether or not for compensation, nor shall you directly or indirectly engage in or participate in any business that is competitive with the business of the Company. Nothing in this agreement shall prohibit you from accepting occasional speaking or presentation engagements for customary honoraria or from serving on the boards of charitable or non-profit organizations, provided such activities do not interfere with your duties to the Company.

Travel and Expenses. You acknowledge that the nature of the position may require frequent travel within and outside of the United States from time to time. The Company will make reasonable efforts to accommodate your circumstances and preferences in directing such travel. You will be entitled to reimbursement of reasonable and customary expenses incurred in carrying out the position, in accordance with the Company’s policies, on submission of an expense report and valid receipts.

Compensation

Salary. Your compensation will be as itemised in Attachment 1 of this letter and paid to you once per month pursuant to the Company’s regular payroll policy.

Performance and Salary Review. Your performance and compensation package will be reviewed no less than once annually. Any pay increases will be made in accordance with your performance and in reference to industry compensation benchmarks for comparable positions. Adjustments to compensation will be at Kazia’s sole discretion and are not guaranteed.

Sole Consideration. You acknowledge that the compensation described in Attachment 1 of this letter will be your only remuneration for your employment with the company. Due to the senior nature of the position, you acknowledge that additional hours may be required from time to time and that no separate payment will be made for overtime. You may be requested to perform additional duties that are consistent with your role and experience.

Equity Participation. Following your commencement, Kazia will recommend to the Board of Directors that you be granted options over the company’s stock, to an amount as specified in Attachment 1 of this letter. This grant is at the discretion of the Board of Directors and will be subject to the company’s Employee Stock Option Plan. At the discretion of the Board of Directors, you may be eligible for further grants of stock options during the term of your employment.

Benefits

Benefits. Your benefits will be as itemised in Attachment 1 of this letter.

Insurance Benefits. The Company will provide a welfare benefits package which includes medical, dental, vision and other coverages, the benefits of which are equivalent for other employees of similar position and may require an employee monthly co-payment depending upon coverage options selected.

Vacation and Holidays. You will be eligible for paid time off (PTO) as itemised in Attachment 1 of this letter. You will also receive paid time off for US holidays observed by Kazia. Kazia’s policies regarding vacation and holidays will be provided to you separately on commencement.

Severance

If, at any time, (a) the Company terminates your employment without Cause (as defined herein), and other than as a result of your death or disability, or (b) you resign for Good Reason (as defined herein), and provided such termination constitutes a “separation from service” (as defined under Treasury Regulation Section 1.409A-1(h)), you shall be entitled to receive the following severance benefits:

(a)	if in Connection with a Change in Control: you shall be entitled to (i) severance pay in the form of monthly payments equal to 12 months of your base salary in effect on the effective date of termination, (ii) a lump sum payout of a pro-rata bonus for the bonus year, based on good faith estimates of the achievement of performance goals on the date of termination, and (iii) if you timely elect continued health care coverage under COBRA, the Company shall pay the same proportion of your premium rate for you and your eligible dependents as before the date of termination or, if COBRA coverage is not available, then the Company shall reimburse you for such amount (in the same proportion as before the termination) through the earlier of (A) 6 months following the Separation from Service, or (B) the date upon which you and your eligible dependents become covered under similar plans (and you agree to notify the Company of such other coverage);

(b)	if other than in Connection with a Change in Control: (i) subject to the requirement to mitigate below, you shall be entitled to severance pay in the form of monthly payments equal to a maximum of 6 months of your base salary in effect on the effective date of termination, (ii) a lump sum payout of a pro-rata bonus for the year, based on good faith estimates of the achievement of performance goals on the date of termination, and (iii) if you timely elect continued health care coverage under COBRA, the Company shall pay the same proportion of your premiums for you and your eligible dependents as before the date of termination or, if COBRA coverage is not available, then the Company shall reimburse you for such amount (in the same proportion as before the termination) through the earlier of (A) 6 months following the Separation from Service, or (B) the date upon which you and your eligible dependents become covered under similar plans (and you agree to notify the Company of such other coverage).

Such severance benefits are conditional upon (a) your continuing compliance with your obligations under your Confidentiality Agreement and Proprietary Information and Inventions Agreement; (b) your delivery to the Company of an effective general release of claims in favor of the Company and its affiliates in a form acceptable to the Company within 30 days following your termination date. The monthly severance payments and lump sum bonus payment will be subject to standard deductions and withholdings following termination; provided, however, that no payments will be made prior to the 40th day following your termination. On the 40th day following your Separation from Service date, the Company will pay you the salary continuation payments that you would have received on or prior to such date in a lump sum under the original schedule but for the delay while waiting for the effectiveness of the release, with the balance of the cash severance and the bonus payment being paid as originally scheduled.

For purposes of this letter, “Cause” means (A) your conviction (including a guilty plea or a no contest plea) of a felony, or of any other crime involving fraud, dishonesty or moral turpitude; (B) your commission of or participation in a fraud against the Company; (C) your material breach of any written agreement between you and the Company (including but not limited to your Proprietary Information Agreement) or material breach of any statutory or fiduciary duty you owe to the Company, in each case that causes material harm to the Company; or (D) your conduct that constitutes gross insubordination as reasonably determined by the Board; provided in each case that the Company gives you written notice and 30 day opportunity to cure and to be heard by the Board before its final determination.

For purposes of this letter, “Change in Control” means (A) where, as a result of any takeover bid, scheme of arrangement or any other event or transaction, a person or entity becomes entitled to more than 50% of the Shares or to all or substantially all of the Group’s business and assets (provided that no sale or transfer undertaken in respect of an internal reorganisation of the structure, business or assets of the Group shall constitute a Change of Control Event); or (B) any other event determined by the Board to constitute a “Change of Control Event” for the purposes of these Rules (excluding, for the avoidance of doubt, an internal reorganisation of the structure, business or assets of the Group).

For purposes of this letter, you shall have “Good Reason” for your resignation from your employment with the Company and/or any of its subsidiaries or parent entities or successor entities if any of the following events occur without your consent:(A) material reduction in your duties (including responsibilities and/or authorities), provided, however, that a change in job position (including a change in title) shall not be deemed a “material reduction” in and of itself unless your new duties, responsibilities and/or authorities are substantially reduced from the prior duties, responsibilities and/or authorities; (B) relocation of your principal place of employment to a place that increases your one-way commute by more than fifty (50) miles as compared to your then current principal place of employment immediately prior to such relocation; (C) a reduction of at least 10% of your gross base salary (unless pursuant to a salary reduction program applicable generally to the Company’s executive employees); or (D) a change in your reporting line such that you report to a position subordinate to the Chief Executive Officer. To constitute Good Reason, you must (i) give the Company written notice of the existence of the event(s) within ninety (90) days after their occurrence; (ii) allow the Company thirty (30) days to cure the existence of the event(s); and (iii), if uncured, resign from your employment within sixty (60) days after the cure period has expired.

For purposes of this letter, “in Connection with a Change in Control” will mean if your employment is terminated during that period either three (3) months prior to or twelve (12) months following a Change in Control.

It is intended that the severance benefits payable under this letter satisfy, to the greatest extent possible, the exemptions from the application of Internal Revenue Code Section 409A provided under Treasury Regulations 1.409A 1(b)(4), 1.409A 1(b)(5) and 1.409A 1(b)(9), and this letter will be construed to the greatest extent possible as consistent with those provisions. For purposes of Code Section 409A (including, without limitation, for purposes of Treasury Regulation Section 1.409A 2(b)(2)(iii)), your right to receive instalment payments under this letter shall be treated as a right to receive a series of separate payments and, accordingly, each instalment payment hereunder shall at all times be considered a separate and distinct payment. Notwithstanding any provision to the contrary in this letter, if you are deemed by the Company at the time of your Separation from Service to be a “specified employee” for purposes of Code Section 409A(a)(2)(B)(i), to the extent delayed commencement of any portion of the severance benefits to which you are entitled under this letter is required in order to avoid a prohibited distribution under Code Section 409A(a)(2)(B)(i), such portion of your benefits shall not be provided to you prior to the earlier of (i) the expiration of the six-month period measured from the date of your Separation from Service with the Company or (ii) the date of your death. Upon the first business day following the expiration of the applicable Code Section 409A(a)(2)(B)(i) period, all payments deferred pursuant to this paragraph shall be paid in a lump sum to you, and any remaining payments due under this letter shall be paid as otherwise provided herein.

Terms of Employment

At-Will Employment. Notwithstanding any other obligation in this letter, your employment with the Company will be on an “at will” basis, meaning that either you or the Company may terminate your employment at any time for any reason or no reason.

Debarment and Suspension. You agree, assert, and affirm that you are in compliance with United States Federal Executive Order 12549 “Debarment and Suspension” and in further compliance with Executive Order 12689, and with Section 2455 of the Federal Acquisition Regulation as provided in 45 CFR 76” Government-Wide Debarment and Suspension (Non-procurement) and Government-Wide Requirements for Drug-Free Workplace (Grants)”, and in further compliance with Office of Management and Budget Memorandum M-87-32, “Certification of Non-delinquency by Applicants for Federal Assistance,” that I, to the best of my knowledge and belief:

(a)	Am not presently debarred, suspended, proposed for debarment, declared ineligible, or voluntarily excluded by any Federal department or agency;

(b)	Have not within a three-year period preceding the Start Date been convicted of or had a civil judgment rendered against me for commission of fraud or a criminal offense in connection with obtaining, attempting to obtain, or performing a public (Federal, State, or local) transaction or contract under a public transaction; violation of Federal or State antitrust statutes or commission of embezzlement, theft, forgery, bribery, falsification or destruction of records, making false statements, or receiving stolen property;

(c)	Am not presently indicted for or otherwise criminally or civilly charged by a governmental entity (Federal, State, or local) with commission of any of the offenses enumerated in paragraph (1)(b) of this certification;

(d)	Have not within a three-year period preceding the Start Date had one or more public transactions (Federal, State, or local) terminated for cause or default; and

(e)	Am not currently delinquent on the repayment of any federal debt.

Confidentiality. You agree that, by executing this letter, you enter into a Confidentiality Agreement with the company, which is provided in Attachment 2 of this letter.

Work Product Agreement. You agree that, by executing this letter, you enter into a Proprietary Information and Inventions Agreement with the company, which is provided in Attachment 3 of this letter.

Notification of Material Changes. You agree to promptly notify Kazia of any material changes in your circumstances, including without limitation your residential address, your qualifications, professional memberships or certifications, or any of the representations and warranties contained in this letter.

Adherence to Policies. You acknowledge that you are expected act as a role model for the company and to uphold and champion its policies including, but not limited to, its policies relating to work health and safety, equal employment opportunities, anti-discrimination, harassment and bullying. You must also comply with any policies issued by the company, including policies relating to corporate governance.

Surveillance and Data Privacy. The company undertakes continuous and ongoing surveillance in relation to activities carried out on its premises, or using its property, in order to ensure that its workplaces are safe, and free of risk of harm to all employees and visitors, and also to protect the company’s business interests. In accepting employment with the company, you acknowledge the surveillance set out in this clause, and consent to such use.

Ownership of Physical Property. All document, apparatus, equipment and other physical property in any form furnished to you by the Company or produced by you or others in connection with your employment shall be and remain the sole property of the Company. You shall return to the Company all such documents, materials and property as and when requested by the Company, except only (i) personal copies of records relating to my compensation; (ii) if applicable, personal copies of any materials evidencing shares of the Company’s capital stock purchased by you and/or options to purchase shares of the Company’s capital stock granted to you; (iii) your copy of this Agreement and (iv) your personal property and personal documents that you bring with you to the Company and any personal correspondence and personal materials that you accumulate and keep at the Company’s office during your employment. Even if the Company does not so request, you shall return all such documents, materials and property upon termination of your employment, and, except for your personal documents, you will not take with you any such documents, material or property or any reproduction thereof upon such termination.

Obligations at Termination. Upon termination of your employment for any reason, you must, at the Company’s request, cooperate with the company and render all reasonable assistance in the prosecution or defence of legal claims and proceedings. You must execute all documents and give all reasonable assistance required to relinquish offices held on behalf of the Company, and to allow the Company to protect intellectual property and confidential information.

Non-Solicitation. During your employment, and for a period of twelve (12) months after termination, you may not directly or indirectly solicit, induce, recruit or encourage any of the Company’s employees or consultants to terminate their relationship with the Company, or attempt any of the foregoing, either for yourself or any other person or entity. One approved exception is Jamie Lynn Coulter.

Conditions of Employment

Proof of Right to Work. For purposes of federal immigration law, you will be required to provide to the Company documentary evidence of your identity and eligibility for employment in the United States. Such documentation must be provided to us within three (3) business days of your date of hire, or our employment relationship with you may be terminated.

Background and Credit Review. You agree to and will promptly complete any necessary documentation to allow a personal background and credit review. All information will be held strictly confidential but will be used to finally qualify you for this position. Satisfactory passage of this check must be completed within seven (7) business days of your date of hire, or our employment relationship with you may be terminated.

Warranties. In accepting this offer of employment, you warrant that:

(a)	You will not be in breach of any agreement with, or obligation owed to, any third party; and

(b)	You have disclosed all material information to Kazia which may be relevant to the company’s decision to offer you employment; and

(c)	Any representations you have made as to your qualifications, skills, experience, industry knowledge, business influence, contacts, and employment history are true and correct and complete.

We are all delighted to be able to extend you this offer and look forward to working with you. To indicate your acceptance of the Company’s offer, please sign and date this letter in the space provided below, and separately on Attachment 2 and Attachment 3. Please return the signed documents to the company. This letter, together with its Attachments, set forth the terms of your employment with the Company and supersede any prior representations or agreements, whether written or oral. This letter may not be modified or amended except by a written agreement, signed by the Company and by you.

Yours sincerely,

For and on behalf of Kazia Therapeutics:

/s/ John Friend
Dr. John Friend
Chief Executive Officer

Accepted and agreed by:

/s/ James Levine
James Levine
Date:

ATTACHMENT 1

PARTICULARS OF EMPLOYMENT

Position	Chief Financial Officer

Position Overview	The Chief Financial Officer will serve as a strategic and operational partner to the CEO, leading all aspects of finance, capital markets, investor-facing financial communications, SEC and Nasdaq compliance, audit management, forecasting, treasury, and corporate finance strategy. In addition to overseeing the company’s financial operations and controls, the CFO will play a highly visible external role supporting financing initiatives, institutional investor engagement, banking relationships, strategic transactions, and long-term corporate positioning. Given Kazia’s expanding clinical and corporate development activities, the role requires a forward-facing executive capable of operating at the intersection of biotech finance, capital markets, and strategic growth, while working collaboratively across investor relations, business development, and operational functions to support the company’s next phase of expansion.

Manager	CEO

Place of Work	Home-based

Commencement Date	June 1, 2026

Base Salary	US$ 475,000 per annum (paid as $39,583.33 per calendar month)

Target Bonus	40% of your annual base salary (prorated for 2026)

LTI Options Grant (subject to Board approval)

200,000 (two hundred thousand) ADS options

1/3 of ADS options to vest upon commencement of employment. Grantee to forfeit all options upon a voluntary departure prior to the completion of year 1. The remaining 2/3 to vest in equal yearly instalments thereafter.

Health Insurance	Health, Dental, and Vision 100% of premium for employees and a proportion of premium, not less than 50%, for dependents

401(k) Plan	Company sponsored Safe Harbor 401k Plan with Company Match (100% for first 4% and 50% for next 2%). Employees are eligible to participate after one pay cycle. Matching is immediate with no vesting period.

Paid Time Off (PTO)	20 days per calendar year

ATTACHMENT 2

CONFIDENTIALITY AGREEMENT

For the purposes of this Agreement, Confidential Information means information which came to the employee’s knowledge in the course of, or as a result of, their employment including, but not limited to:

(a)	the business or affairs, financial information, intellectual property, business plans, research and development, and sales and marketing information of the Company;

(b)	unpatented molecular structures, manufacturing processes, assay methodologies, preclinical or clinical data;

(c)	information which would reasonably be considered to be of a business sensitive nature;

(d)	trade secrets and confidential information and know-how of the Company;

(e)	information regarding investments, investment opportunities, investment strategies and investment research of the Company; and

(f)	confidential information of a third party that has been shared with Company.

Confidential Information will not include information which is or becomes readily available in the public domain otherwise than as a result of the breach of this Agreement.

The employee must not use or disclose this Confidential Information during and after their employment, and must take all reasonable steps to prevent the unauthorised disclosure of the Confidential Information, except in the following circumstances:

(a)	the Company has given its prior written consent; or

(b)	in the proper course of performing their duties and for the benefit of the Company; or

(c)	to the extent required by law.

Without limiting the generality of the above, the employee must not disclose Confidential Information to other employees of the Company unless these employees are authorised by the Company to receive this information and need to know this information to perform their duties to the Company.

The employee must immediately notify the Company if the employee suspects or becomes aware that Confidential Information has been improperly used, copied or disclosed.

The employee must not copy or remove from the Company’s premises any document which contains Confidential Information except for the purpose of properly performing the duties of the position and for the benefit of the Company.

The employee must provide assistance reasonably requested by the Company in relation to proceedings against any person for unauthorised use, copying or disclosure of Confidential Information.

Accepted and agreed by:

James Levine
Date:

ATTACHMENT 3

PROPRIETARY INFORMATION AND INVENTIONS AGREEMENT

In exchange for my becoming employed (or my employment being continued), or retained as a consultant (or my consulting relationship being continued), by Kazia Therapeutics, or any of its current or future subsidiaries, affiliates, successors or assigns (collectively, the “Company”), and for any cash and equity compensation for my services, I hereby agree as follows:

Assignment of Inventions.

(a)	Without further compensation, I hereby agree promptly to disclose to the Company, all Inventions (as defined below) which I may solely or jointly develop or reduce to practice during the period of my employment or consulting relationship with the Company which (i) pertain to any line of business activity of the Company, (ii) are aided by the use of time, material or facilities of the Company, whether or not during working hours or (iii) relate to any of my work during the period of my employment or consulting relationship with the Company, whether or not during normal working hours (“Company Inventions”). During the term of my employment or consultancy, all Company Inventions that I conceive, reduce to practice, develop or have developed (in whole or in part, either alone or jointly with others) shall be the sole property of the Company and its assigns to the maximum extent permitted by law (and to the fullest extent permitted by law shall be deemed “works made for hire”), and the Company and its assigns shall be the sole owner of all patents, copyrights, trademarks, trade secrets and other rights in connection therewith. I hereby assign to the Company any rights that I may have or acquire in such Company Inventions.

(b)	I have provided to the Company, prior to my engagement, a complete list of all Inventions, if any, made by me prior to my employment or consulting relationship with the Company that are relevant to the Company’s business, and I represent and warrant that such list is complete. If no such list is provided, I represent that I have no such Inventions at the time of signing this Agreement. If in the course of my employment or consultancy (as the case may be) with the Company, I use or incorporate any Invention in which I have an interest into a product or process of the Company, the Company is hereby granted a nonexclusive, fully paid-up, royalty-free, perpetual, irrevocable worldwide license of my interest to use and sublicense such Invention without restriction of any kind.

NOTICE REQUIRED BY REVISED CODE OF WASHINGTON 49.44.140:

Any assignment of Inventions required by this Agreement does not apply to an Invention for which no equipment, supplies, facility or trade secret information of the Company was used and which was developed entirely on the employee’s own time, unless (a) the Invention relates (i) directly to the business of the Company or (ii) to the Company’s actual or demonstrably anticipated research or development or (b) the Invention results from any work performed by the employee for the Company.

Further Assistance and Power of Attorney. I agree to perform, during and after my employment or consulting relationship, all acts deemed necessary or desirable by the Company to permit and assist it, at its expense, in obtaining and enforcing the full benefits, enjoyment, rights and title throughout the world in the Inventions assigned to the Company as set forth in Section 4 above. Such acts may include, but are not limited to, execution of documents and assistance or cooperation in legal proceedings. I hereby irrevocably designate the Company and its duly authorized officers and agents as my agent and attorney-in fact, to execute and file on my behalf any such applications and to do all other lawful acts to further the prosecution and issuance of patents, copyright and mask work registrations related to such Inventions. This power of attorney shall not be affected by my subsequent incapacity.

Inventions. As used in this Agreement, the term “Inventions” means discoveries, developments, concepts, designs, ideas, know how, improvements, inventions, trade secrets and/or original works of authorship, whether or not patentable, copyrightable or otherwise legally protectable. This includes, but is not limited to, any new product, machine, article of manufacture, biological material, method, procedure, process, technique, use, equipment, device, apparatus, system, compound, formulation, composition of matter, design or configuration of any kind, or any improvement thereon.

Survival. This Agreement (a) shall survive for a period of five years beyond the termination of my employment by or consulting relationship with the Company, (b) inures to the benefit of successors and assigns of the Company and (c) is binding upon my heirs and legal representatives.

Injunctive Relief. I acknowledge that violation of this Agreement by me may cause irreparable injury to the Company, and I agree that the Company will be entitled to seek extraordinary relief in court, including, but not limited to, temporary restraining orders, preliminary injunctions and permanent injunctions without the necessity of posting a bond or other security and without prejudice to any other rights and remedies that the Company may have for a breach of this Agreement.

Accepted and agreed by:

James Levine
Date:

Exhibit 99.1

Kazia Therapeutics Appoints James Levine as Chief Financial Officer

SYDNEY, Australia, June 2, 2026 – Kazia Therapeutics Limited (NASDAQ: KZIA) (“Kazia,” “Kazia Therapeutics” or the “Company”), a clinical-stage oncology company advancing therapies designed to reprogram cancer biology and overcome treatment resistance, today announced the appointment of James Levine as Chief Financial Officer, effective June 1, 2026. Mr. Levine brings more than two decades of experience across investment banking, executive and financial leadership at publicly traded biotech companies.

“James has built an impressive career leading financial strategy, strategic transactions and major pharmaceutical collaborations, following an extensive career in investment banking,” said Dr. John Friend, CEO, Kazia Therapeutics. “As we advance paxalisib and progress our pipeline, James' expertise will be central to helping us capitalize on that momentum and continue building long-term value for patients and shareholders.”

Most recently, Mr. Levine served as Chief Financial Officer of Cardiff Oncology, a clinical-stage oncology company developing a PLK1 inhibitor therapy for solid tumors. Prior to Cardiff Oncology, Mr. Levine served as CFO of Cidara Therapeutics, an antifungal and antiviral biotech company, where he led the financial structuring of a $568 million licensing collaboration with Mundipharma and a $780 million global partnership with Janssen Pharmaceuticals (Johnson & Johnson). He also served as CEO of Verenium Corporation, an industrial biotech company, where he executed major asset sales for total proceeds of approximately $200 million, as well as Sapphire Energy, a human nutrition-focused biotech.

Earlier in his career, Mr. Levine spent 12 years at Goldman Sachs & Co. as a Managing Director advising pharmaceutical and biotech clients across the U.S. and Europe on financings, mergers and acquisitions and strategic transactions, including landmark deals such as the Glaxo Wellcome and SmithKline Beecham merger. Mr. Levine holds a Master of Business Administration degree from The Wharton School at the University of Pennsylvania.

“I am very excited to be joining Kazia as the Company advances paxalisib across multiple indications and builds out a promising pipeline targeting novel mechanisms of treatment resistance,” added Mr. Levine. “I look forward to working closely with the management team to help translate Kazia’s scientific progress into strategic and financial outcomes as we approach what we expect to be a period of meaningful clinical and strategic milestones for the Company.”

About Kazia Therapeutics

Kazia Therapeutics Limited (NASDAQ: KZIA) is an oncology-focused drug development company, based in Sydney, Australia. The Company’s lead asset, paxalisib, is an investigational brain penetrant inhibitor of the PI3K/Akt /mTOR pathway, which is being developed to treat multiple forms of cancer. Licensed from Genentech in late 2016, paxalisib is or has been the subject of 10 clinical trials. A completed Phase 2/3 study in glioblastoma (GBM-Agile) was reported in 2024, and discussions are ongoing for designing and executing a pivotal registrational study in pursuit of a standard approval. Other clinical trials involving paxalisib are ongoing in advanced breast cancer, brain metastases, diffuse midline gliomas, and primary central nervous system lymphoma, with several of these trials having reported encouraging interim data. Paxalisib was granted Orphan Drug Designation for glioblastoma by the U.S. Food and Drug Administration (FDA) in February 2018, and Fast Track Designation (FTD) for glioblastoma in August 2020. Paxalisib was also granted FTD in July 2023 for the treatment of solid tumor brain metastases harboring PI3K pathway mutations in combination with radiation therapy. Additionally, paxalisib was granted Rare Pediatric Disease Designation and Orphan Drug Designation by the FDA for diffuse intrinsic pontine glioma in August 2020 and for atypical teratoid / rhabdoid tumors in June 2022 and July 2022, respectively. Kazia is also developing EVT801, a small molecule inhibitor of VEGFR3, which was licensed from Evotec SE in April 2021. In addition to its clinical-stage programs, Kazia is advancing NDL2, a potentially first-in-class intracellular PD-L1 protein degrader program targeting a newly identified mechanism of immunotherapy resistance and metastatic progression, as well as MSETC, a potentially first-in-class SETDB1 inhibitor program intended to restore immune signaling in tumors that have become resistant to immunotherapy, including checkpoint inhibitors. Both programs are currently in preclinical development. For more information, please visit www.kaziatherapeutics.com or follow us on X @KaziaTx.

Forward Looking Statements

This announcement may contain forward-looking statements, which can generally be identified as such by the use of words such as “may,” “will,” “estimate,” “future,” “forward,” “anticipate,” “expect,” “plan,” “believe,” “potential,” or other similar words. Any statement describing Kazia's future plans, strategies, intentions, expectations, objectives, goals or prospects, and other statements that are not historical facts, are also forward-looking statements, including, but not limited to, statements regarding: the Company’s expectations regarding its pipeline strategy and future clinical and strategic milestones; the anticipated contributions of Mr. Levine to the Company's business; and Kazia’s plans to advance paxalisib and its broader oncology pipeline. Such statements are based on Kazia's current expectations and projections about future events and future trends affecting its business and are subject to certain risks and uncertainties that could cause actual results to differ materially from those anticipated in the forward-looking statements, including risks and uncertainties associated with: the development of early stage therapeutic programs; the conduct of clinical trials, including the ability to enroll patients and achieve anticipated enrollment targets; the preliminary nature of data from a small, open-label clinical study, which may not be predictive of later-stage clinical results; risks related to regulatory approvals; risks related to Kazia's reliance on third-party collaborators and clinical trial sites; risks related to the Company's ability to obtain, maintain and protect its intellectual property; risks related to the impact of global economic conditions; and risks related to Kazia's ability to maintain compliance with the applicable NASDAQ continued listing requirements and standards. These and other risks and uncertainties are described more fully in Kazia's Annual Report on Form 20-F filed with the SEC, and in subsequent filings with the United States Securities and Exchange Commission. Kazia undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events, or otherwise, except as required under applicable law. You should not place undue reliance on these forward-looking statements, which apply only as of the date of this announcement.

Media Contacts

Michaela Fawcett / Molly Crawford

KCSA Strategic Communications

mfawcett@kcsa.com / mcrawford@kcsa.com

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